

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2019

Carol B. Yancey
Chief Financial Officer
Genuine Parts Company
2999 Wildwood Parkway
Atlanta, Georgia 30339

   Re: Genuine Parts Company
     Form 10-K for the Year Ended December 31, 2018
     Filed February 25, 2019
     File No. 001-05690

Dear Ms. Yancey:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Transportation and Leisure